October 25, 2012

Russell Mancuso, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985] and U.S. Certified Mail

Re:	Utah Medical Products, Inc. (UTMD)
Amendment No. 1 to Registration Statement on Form S-3
Filed September 10, 2012
File No. 333-182078

Dear Mr. Mancuso:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) Amendment No. 1 to Registration Statement on Form S-3.  This is UTMD’s response to the SEC comment letter dated September 24, 2012, which will also be filed on EDGAR as private correspondence with the SEC.  For ease of reference, I have incorporated the SEC comments in italics followed by UTMD’s responses.

Fee Table

1.
We note your revisions in response to prior comment 1.  However, it is unclear how you determined that the difference between the filing for a $102,000,000 offering and the filing fee you paid for your withdrawn registration statement is $229.  Although we note your reference to Rule 415(a)(6) in the footnotes to the table, that rule is not applicable because the three-year period in that rule has passed and you withdrew the previous registration statement several months before you filed this registration statement.  Instead, refer to Rule 457(p) as you mention in your February 2, 2012 withdrawal request. Please revise accordingly.

UTMD response to Comment 1.

Amendment 2 to UTMD’s Form S-3 is being filed at approximately the same time as this correspondence.  The amended S-3 is for a $36,000,000 offering, resulting in a net $196 filing fee for this offering. Since $229 was paid with the initial S-3 filing in June, I believe the Company. now has a small credit balance with the Commission.

Information Incorporated by Reference, page 19

2.
We note your response to prior comment 2; however, comment 2 in our letter to your dated December 15, 2011 remains unresolved.  Please resolve all outstanding comments before the effective date of your registration statement.

UTMD Response to Comment 2:

As noted in our prior response, according to Kevin Vaughn, the only “unresolved” item from the December 15, 2011 comment letter is the SEC’s request that UTMD provide an affirmative response to the Commission’s third “Tandy” representation, namely:  “the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

UTMD has not provided this last representation requested by the Commission for reasons explained in numerous prior responses.

On August 2, 2011, I wrote

“Consistent with prior UTMD responses to SEC comments, UTMD is unwilling to acknowledge this last statement, as we believe it may represent a violation of UTMD’s Constitutional rights.

Very respectfully, UTMD believes that the third bullet point acknowledgement may be a violation of its rights to due process under the U.S. Constitution.  If you disagree, please identify what law or regulation requires UTMD to acknowledge it cannot use SEC comments as a defense in any proceeding initiated by the Commission.

Please understand that the purpose of our response is to fully comply with all applicable U.S. laws and regulations.”

In our response dated September 19, 2011 we said:  “We note that you did not respond to UTMD’s request to identify what law or regulation requires UTMD to acknowledge it cannot use SEC comments as a defense in any proceeding initiated by the Commission.  As a practical matter, unless you are going to initiate a proceeding, the third acknowledgement point is moot.  If you are going to initiate a proceeding, which would be a travesty, UTMD will certainly use all available legal defenses to protect its shareholder value.”

I also note that UTMD did not acknowledge the third Tandy bullet point in its responses prior to the SEC’s review and acceptance of our last S-3 filing in 2008.

3.
Refer to our prior comment 3. We note that you have amended the December 31, 2011 Form 10-K to include the audit report of the other auditor referenced in the principal auditor’s report.  However, the audit report of the other auditor does not appear to comply with Regulation S-X or PCAOB Auditing Standards.  If an audit is conducted by more than one auditor and the principal auditor makes reference to the work of the other auditor, the other auditor is required to comply with all the requirements with which the principal auditor is required to comply.  Please further amend to include an audit report from the Norton Practice that addresses the following:

•
Revise to clearly identify and opine on the specific financial statements audited, including the specific periods such audited financial statements cover. We note this report does not state the exact period of the Femcare Group’s income statement that was audited nor does it indicate whether their cash flow statement and statement of shareholders’ equity was audited. Refer to AU Section 508.

•
As you are a domestic issuer, your financial statements are required to be prepared in accordance with U.S. GAAP. It is not appropriate for the report of the other auditor that is referenced by your principal auditor to include and audit report on financial statements of a portion of your consolidated financial statements prepared under a basis of accounting other than U.S. GGAP.  Please revise as appropriate to include an audit opinion that the Femcare financial statements comply with U.S. GAAP. Also, please delete the references to U.K. GAAP and reconciliations to U.S. GAAP in the report. Refer to Rule 2-05 of Regulation S-X, Rule 4-01(a)(1) of Regulation S-X and AU Section 508.

•
Your financial statements are required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).  The references in this report to “U.S. GAAS” is superfluous and no longer appropriate in auditors’ reports on financial statements of issuers based on the guidance at Public Company Accounting Oversight Board Auditing Standard No. 1.

In a related matter, please also revise the last paragraph of the Report of Independent Registered Public Accounting Firm on internal controls over financial reporting included on page 7 as appropriate based on this comment.

UTMD Response to Comment 3:

Amendment 2 to UTMD’s December 31, 2011 Form 10-K is being filed at approximately the same time as this correspondence.  The amended 10-K includes revisions to the audit opinions of the Norton Practice that we believe satisfy the rules identified above, and are in accordance with your comments.

Signatures, page II-9

4.         We note that in response to prior comment 5 you have revised the signatures appearing under the first paragraph of text required by Form S-3. Those are the signatures of the individuals who are signing the document on behalf of the registrant.  The signatures of those signing in the capacity of principal executive officer, principal financial officer, controller or principal accounting office, and director should appear below the second paragraph of text that Form S-3 requires on the signatures page.  Also below that second paragraph of text, you should show the capacities in which each individual signed.  Please revise accordingly.

UTMD Response to Comment 4:

Amendment 2 to UTMD’s Registration Statement on Form S-3 is being filed at approximately the same time as this correspondence.  The amended S-3 includes signatures in the formats requested in your comment.

Thank you for your review of the referenced disclosures.  I hope that the above responses are complete and to the satisfaction of the SEC.  If not, please give us the opportunity to augment the responses as needed.

Sincerely,

/s/ Paul O. Richins

Paul O. Richins
Principal Financial Officer
Direct tele no. (801) 569-4200
Fax no. (801) 566-7305